[Edwards Wildman Palmer LLP Letterhead]

March 25, 2013
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	AmTrust Financial Services, Inc. Registration Statement on Form S-4 Filed March 7, 2013 File No. 333-187093
Dear Mr. Riedler:
On behalf of our client, AmTrust Financial Services, Inc. (“AmTrust”), we are responding to your letter of March 21, 2013 to Stephen B. Ungar, General Counsel and Secretary of AmTrust, providing a comment on the Registration Statement on Form S-4 that AmTrust filed on March 7, 2013 (the “AmTrust S-4”). For convenience, we have reprinted your comment below, followed by our response. All statements of fact herein are statements of AmTrust.
General

1.
It appears that you have not included all of the disclosure concerning Mutual Insurers Holding Company required by Item 17 of Form S-4. Please either amend your registration statement to include this information or, alternatively, provide us with an analysis as to why you believe this information is not required.

Response
We believe that we have included all information about Mutual Insurers Holding Company (“MIHC”) that is required by Item 17 of Form S-4, in light of guidance published by the Commission Staff, or that may otherwise be deemed necessary to make the information provided in the AmTrust S-4 not misleading in the particular circumstances of the Conversion and Offering proposed here.1
As background, please note that:

(i)	MIHC is not subject to the reporting requirements of either Section 13(a) or 15(a) of the Securities Exchange Act of 1934.

(ii)	As a mutual company, MIHC has no shares outstanding, let alone traded.

(iii)	The shareholders of AmTrust, the issuer, will not be voting on any aspect of the transactions described in the AmTrust S-4.

(iv)	MIHC is not significant to AmTrust at the 20% level, as determined under Regulation S-X, §3-05.

1 Capitalized terms used but not defined in this letter have the same respective meanings as in the AmTrust S-4.

Securities and Exchange Commission
March 25, 2013

(v)
The aggregate of MIHC and all other completed or probable AmTrust acquisitions that must be taken into account for this purpose are not significant to AmTrust above the 50% level, as determined under Regulation S-X, §3-05.

(vi)	The AmTrust S-4 will not be used to register resales of AmTrust shares by any person.
Because MIHC is not a reporting company, Item 17(b) is the relevant section of Form S-4.
Item 17(b)(1) requires “a brief description of the business done by [MIHC] which indicates the general nature and scope of the business.” We believe that the sections of the AmTrust S-4 entitled “Summary—The Companies” and “Information about MIHC” provide as much or more information about MIHC compared with what is typically provided about a non-significant, non-reporting target company in similar filings. In addition, (a) the section of the AmTrust S-4 entitled “Where You Can Find More Information” provides guidance to MIHC members on reviewing the regulatory filings of MIHC’s insurance subsidiary, FNIC, which detail its business and operations, and (b) the Boenning & Scattergood, Inc. “Pro Forma Valuation Appraisal Report” and its Update, which is filed as Exhibit 99.1 to the AmTrust S-4, contains substantial financial and operating information about MIHC.
We interpret Item 17(b) and published Staff guidance to permit omission from the prospectus of the financial statements and other information nominally called for by the other subsections of Item 17(b), as follows:
(a)     Item 17(b)(7)(ii) provides:
If the registrant’s security holders are not voting [and] the company being acquired is significant to the registrant at or below the 20% level, no financial information (including pro forma and comparative per share information) for the company being acquired need be provided.
(b)    Sections 2200.5 and 2200.10 of the Division of Corporation Finance Financial Reporting Manual reiterate that MIHC’s financial statements, as well as pro forma information regarding the proposed transaction, may be omitted.
(c)    Item H.2 of the Staff’s July 2001 Reg. M-A Telephone Interpretations provides:
In [the circumstances described in Item 17(b)(7)(ii)], the staff will not object to the omission of pro forma and comparative per share information as well as financial and related information of the target stipulated under Regulation S-K Items 301, 302, 303, 304(b), and 305 . . . .
This is broad dispensation. The only item of Regulation S-K of which disclosure is required by Item 17(b) that is not covered by this guidance is Item 307 (Form S-4, Item 17(b)(8)). However, as a private, non-reporting company, MIHC is not required to maintain disclosure controls and procedures, so Item 307 is not applicable.
Stepping back from the line item requirements of Form S-4, we respectfully suggest that the financial and operating data about MIHC that would be called for by Item 17(b) are not relevant to the decisions the MIHC members will actually make with respect to the Conversion and

Securities and Exchange Commission
March 25, 2013

Offering and, therefore, that the omission of that data does not make the AmTrust S-4 misleading. In fact, the AmTrust S-4 provides a substantial amount of information that is directly relevant to those decisions, as discussed below.
It is important to note that the members of MIHC do not own stock and their membership interests are not property interests.2 A member’s actual economic interest is in the insurance policy issued by FNIC. Accordingly:
First, In deciding whether or not to approve the Conversion, the Voting Members are not voting to liquidate or sell their MIHC membership interests. They are not evaluating whether any alternative transaction might provide them with a better investment return on their membership interests, as would be the case where the target company was a conventional stock company.
Second, In deciding whether or not to approve the Conversion, the Voting Members will consider whether FNIC and its policyholders – as such – will benefit from factors such as AmTrust’s financial support, receiving AmTrust’s higher A.M. Best rating, access to AmTrust’s IT infrastructure and management team, opportunities to reduce expense ratios, and other considerations. These and other considerations are addressed at length in the sections of the AmTrust S-4 entitled “Summary—The Conversion,” and “The Plan of Conversion,” in particular, “MIHC’s Board of Directors’ Recommendation.”
Third, the Eligible Members will make their separate decision whether to participate in the Offering based solely on information about AmTrust contained in or incorporated by reference into the prospectus. No financial, operating, or other information about MIHC is relevant to this decision.
For these reasons, we believe that the AmTrust S-4 provides all the disclosure about MIHC that is called for by Form S-4, in light of the Staff’s published guidance, and that it goes well beyond the line item requirements of Form S-4 to provide additional disclosures relevant to the actual decisions being made by the MIHC members.
Please contact me at (617) 239-0303 or mdallett@edwardswildman.com if you have any questions or require any additional information.
Sincerely,
/s/ Matthew C. Dallett
Matthew C. Dallett

cc:	Scot Foley, Securities and Exchange Commission
Daniel Greenspan, Securities and Exchange Commission
Stephen Ungar, General Counsel and Secretary – AmTrust Financial Services, Inc.
Richard Bertuglia, BDO USA, LLP
Sunjeet S. Gill, Stevens & Lee

2 Section 4970 of Chapter 49A of the Delaware Insurance Code.